EXHIBIT 4.7

                              FINDERS FEE AGREEMENT

June 30, 2003

Celsion Corporation
10220-1, Old Columbia Road
Columbia, MD 21046

This letter will serve as the agreement ("Agreement") between National Securities Corporation, a Washington Corporation ("Finder"), with its principal place of business at 875 North Michigan Avenue, Suite 1560, Chicago, Illinois 60611 and Celsion Corporation, a Delaware Corporation (the "Company") with respect to the subject matter hereto.

         On Seller's behalf, Finder has located various individuals and entities, (the "Prospective Purchasers") for the purpose of purchasing the Company's securities. In consideration of Finder's efforts in locating the Prospective Purchaser, the Company will pay to Finder, simultaneous with the closing of any such purchase, a cash fee equal to 7.5% of the amount of any and all monies (or the corresponding value of any non-cash consideration) paid or to be paid by the Prospective Purchaser to the Company for the Shares, as well as issue to the Finder warrants equal 7.5 % of the sum of (i) the number of shares of Common Stock and (ii) the number of Warrant Shares underlying Warrants, sold in the Offering. Such Placement Agent Warrants shall have an exercise price equal to the price per share of the Common Stock sold in the Offering, cashless exercise provisions and the same other terms, conditions, rights and preferences as the Warrants sold in the Offering.

         There is no relationship of partnership, agency, employment, franchise or joint venture between the parties - neither party has the authority to bind the other or incur any obligation on its behalf. Seller hereby acknowledges that Finder acts solely as a finder in connection with the contemplated sale of the Shares and not as a placement agent or underwriter. Furthermore, the Company is relying on its own investment advisors and/or legal counsel in connection with any transaction contemplated by this Agreement.

         If you are in agreement with the foregoing, please execute and return one copy of this Agreement to Finder.

                                     Sincerely,

                                     NATIONAL SECURITIES CORPORATION

                                     By: /s/ Michael Bresner
                                         ----------------------------------
                                         Name: Michael Bresner
                                         Title: President

Agreed to and accepted this 30th day of June, 2003.

CELSION CORPORATION

By: /s/ Anthony P. Deasey
    ---------------------------
    Name: Anthony P. Deasey
    Title: Executive Vice President, CFO